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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

THE MIDDLEBY CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

596278101
(CUSIP Number)

Nathaniel Sack, Esq.
Seyfarth Shaw LLP
55 East Monroe Street
Suite 4200
Chicago, IL 60603-5803
(312) 346-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    596278101

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person WILLIAM F. WHITMAN, JR.

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 20,000*
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 20,000*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,674**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

*
Includes shares beneficially owned by W.F. Whitman Family Foundation, Inc.

**
Includes 1,643,674 shares beneficially owned by a trust whose grantor is Mr. Whitman. Also includes 120,000 vested shares deemed issued upon exercise of stock options.

SCHEDULE 13D

CUSIP No.    596278101

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person BARBARA K. WHITMAN

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

*
Consists of shares beneficially owned by a trust whose grantor is Mrs. Whitman.

SCHEDULE 13D

CUSIP No.    596278101

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person
BARBARA K. WHITMAN, TRUSTEE UNDER TRUST AGREEMENTS DATED DECEMBER 21, 2003 FOR THE BENEFIT OF LAURA B. WHITMAN, WILLIAM F. WHITMAN, III AND BARBARA K. WHITMAN

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 718,500
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 718,500

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 718,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

        This Amendment to this statement on Schedule 13D (this "Statement" or this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of The Middleby Corporation, a Delaware corporation (the "Issuer" or "Middleby"). The principal executive office of the Issuer is located at 1400 Toastmaster Drive, Elgin, Illinois 60120.

Item 2. Identity and Background.

(a) – (c)	This Statement is being filed by a group consisting of the following:
	(i)	William F. Whitman, Jr. ("Mr. Whitman");
	(ii)	Barbara K. Whitman ("Mrs. Whitman"), the spouse of Mr. Whitman; and
	(iii)	Barbara K. Whitman ("Trustee") as sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman (the "Trusts").

The above are collectively referred to as the "Reporting Persons".

The principal business address of the Reporting Persons is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

Mr. Whitman is Chairman of the Issuer. The Issuer's principal business is the manufacturing of foodservice equipment.

Barbara K. Whitman is the wife of William F. Whitman, Jr. and the mother of Laura B. Whitman and William F. Whitman, III.

        (d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Mr. and Mrs. Whitman and Trustee are each a citizen of the United States. The Trusts were formed in the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        N/A

Item 4. Purpose of Transaction.

        Robert R. Henry is a director of the Issuer and files reports under SEC Regulation 13D. Prior to December 21, 2003, Mr. Henry held 718,500 shares of Common Stock of the Issuer as trustee of trusts as follows:

        (a)    218,625 shares owned by a trust for the benefit of Laura B. Whitman.

        (b)    218,625 shares owned by a trust for the benefit of W. Fifield Whitman, III.

        (c)    281,250 shares owned by a trust for the benefit of Mrs. Whitman.

        On December 21, 2003, for continued implementation of donative and estate planning purposes and for tax planning purposes, Mr. Henry as trustee transferred the shares of Common Stock in these trusts to trusts dated December 21, 2003, of which Mr. Whitman is the grantor and Mrs. Whitman is sole trustee, as follows:

        (a)    218,625 shares to a trust for the benefit of Laura B. Whitman.

        (b)    218,625 shares to a trust for the benefit of W. Fifield Whitman, III.

        (c)    281,250 shares to a trust for the benefit of Mrs. Whitman.

        No consideration was paid or received in connection with such transactions.

        As of the date of this Amendment to this Schedule 13D, Reporting Persons have no plans or proposals which relate to, or would result in, any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)    Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, Mr. Whitman is deemed to be the beneficial owner of 1,643,674 shares of Common Stock because he has the right to acquire beneficial ownership of such securities within 60 days of the transfer pursuant to the terms of an Irrevocable Trust Agreement. This irrevocable trust is more fully described in Amendment No. 5 to this statement on Schedule 13D. Mr. Whitman is also deemed to own 120,000 vested shares deemed issued upon exercise of stock options.

        Mr. Whitman is deemed to beneficially own an aggregate of 1,783,674 shares of Common Stock which represents, calculated as provided by SEC Rule 13d-3(d)(1)(i), approximately 19.1% of the 9,207,874 shares of Common Stock outstanding as reported by the Issuer in its Proxy Statement on Schedule 14A, which was filed on November 24, 2003.

        While the securities are assigned to the irrevocable trust, Thomas C. Danziger, the sole trustee of the trust, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the securities. Mr. Danziger is the spouse of Laura B. Whitman, a director of the Issuer and Mr. Whitman's daughter.

        Mrs. Whitman, individually, and the Trusts, are deemed to own beneficially an aggregate of 973,800 shares of Common Stock, which represents approximately 10.6% of the 9,207,874 shares of Common Stock as reported by the Issuer in its Proxy Statement on Schedule 14A, which was filed on November 24, 2003. Trustee has sole authority to direct the disposition and voting of the 718,500 shares owned by the Trusts.

        On December 9, 2003, for tax planning purposes, Mrs. Whitman transferred 255,300 shares of Common Stock beneficially owned by her individually to the trustee of the Irrevocable Trust Agreement, dated November 29, 2003, between Barbara Whitman, as grantor of the irrevocable trust, and Thomas C. Danziger, as trustee of the irrevocable trust. Mr. Danziger as trustee has the sole authority to direct the disposition and voting of the shares of Common Stock owned by the irrevocable trust. Mrs. Whitman, the irrevocable trust and Mr. Danziger as trustee did not receive or pay any consideration in connection with this transaction. Under the terms of the irrevocable trust, Mrs. Whitman has the right to acquire beneficial ownership of said 255,300 shares within 60 days of the transfer. Accordingly, this Amendment to the Schedule 13D shows that Mrs. Whitman owns 255,300 shares beneficially pursuant to SEC Rule 13d-3(d)(1)(i).

        The total number of shares of Common Stock beneficially owned by the Reporting Persons as a group is 2,757,474 shares, which constitutes approximately 29.6% of the 9,207,874 shares of the Issuer outstanding on November 24, 2003.

        (b)    Mr. Whitman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 20,000 shares of Common Stock held in the name of W.F. Whitman Family Foundation, Inc. and the 120,000 shares deemed issued upon exercise of options.

        Mrs. Whitman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 718,500 shares of Common Stock held by the Trusts.

        Pursuant to the terms of the irrevocable trusts, the trustee (Mr. Danziger) has the sole authority to direct the disposition and voting of the shares of Common Stock owned by the irrevocable trusts (1,643,674 shares owned by the trust of which Mr. Whitman is grantor and 255,300 shares owned by the trust of which Mrs. Whitman is grantor).

        (c)    Other than the transactions described in Item 4 above, the following transactions have been effected by the Reporting Persons during the past 60 days:

        For tax planning purposes, on December 9, 2003, Mr. and Mrs. Whitman assigned an aggregate of 1,898,974 shares of Common Stock that they beneficially own to two trusts whose grantors are Mr. Whitman and Mrs. Whitman, respectively. Thomas C. Danziger is the sole trustee of both trusts. The Whitmans, the trusts, and the trustee of the trusts did not receive or pay any consideration in connection with such transactions. Under the terms of certain Irrevocable Trust Agreements, Mr. and Mrs. Whitman have the right to acquire beneficial ownership of such securities within 60 days of the transfer.

        On December 8, 2003, Mr. Whitman made a gift of 20,000 shares of Common Stock to the W.F. Whitman Family Foundation, Inc.

        On October 23, 2003, Mr. Whitman redeemed 44,797 shares of Common Stock to the Company, at a price of $18.47 per share, the closing market price on that date, as payment for certain option exercise transactions.

        (d)    The Trusts (described in Item 4 above), the irrevocable trusts and the W.F. Whitman Family Foundation (described in paragraph (a) of Item 5 above) have, respectively, the right to receive any dividends from, or proceeds from the sale of the shares of Common Stock held by such entities.

        (e)    N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the terms of the irrevocable trust agreements described above, Mr. Danziger as trustee has the sole authority to direct the disposition and voting of the shares of Common Stock owned by the irrevocable trusts granted by Mr. and Mrs. Whitman. However, under the terms of those irrevocable trust agreements, Mr. and Mrs. Whitman have the right to acquire beneficial ownership of such securities within 60 days of the transactions reported in this Amendment to this Schedule 13D.

        Under the terms of the Trusts, the Trustee has sole voting and dispositive power.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Irrevocable Trust Agreement, dated November 29, 2003, between William F. Whitman, Jr., as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by William F. Whitman, Jr. on December 23, 2003.
Exhibit 2
Irrevocable Trust Agreement, dated November 29, 2003, between Barbara Whitman, as Grantor of the Trust, and Thomas C. Danziger, as Trustee of the Trust, incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by William F. Whitman, Jr. on December 23, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 8, 2004

Signature:	/s/ William F. Whitman, Jr.
Name/Title:	William F. Whitman, Jr.
Signature:	/s/ Barbara K. Whitman
Name/Title:	Barbara K. Whitman
Signature:	/s/ Barbara K. Whitman,
sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman
Name/Title:	Barbara K. Whitman, sole trustee under Trust Agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman
ATTENTION:	INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE